UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson strengthens Board of Directors with two senior appointments

26th April 2019

Pearson today announces the appointment of two independent Non-Executive Directors to its Board of Directors. Graeme Pitkethly, CFO and Board Member, Unilever PLC and NV, and Sherry Coutu, the entrepreneur and angel investor, join the company's Board, with their appointments effective from May 1, 2019.

Graeme joined Unilever in 2002 and, prior to being appointed CFO, was Executive Vice President of Unilever's UK and Ireland business. Previously, he had held a number of senior financial and commercial roles within Unilever and he spent the earlier part of his career in senior corporate finance roles in the telecommunications industry and at PricewaterhouseCoopers.

Sherry serves on the boards of a range of companies, charities and universities with a focus on consumer digital, information services, and education. She founded Interactive Investor International plc and currently chairs Founders4Schools, Raspberry Pi Trading and the Scale-Up Institute. She serves as a Non-Executive Director at London Stock Exchange plc, sits on the board of the Department for Digital, Culture, Media & Sport, and until recently served as a Non-Executive Director of Zoopla plc, Cambridge University Press and Cambridge Assessment. She has also served as an advisory board member for LinkedIn.

Pearson Chair, Sidney Taurel said: "We have a strong Board with a wealth of experience and today we are adding two outstanding individuals to strengthen it further. Graeme's financial expertise, global overview and deep understanding of consumer behaviour will benefit us greatly, particularly as we look to build more direct relationships with learners. Sherry's expertise in building fast growth, entrepreneurial businesses, focused on technology and education will be invaluable as we target digital-first, high growth business models.

"Our Board, management and employees at all levels of Pearson are focused on helping us continue to make strategic progress, enabling us to deliver further profit growth in 2019 and stabilise revenue. Longer term, we are focused on ensuring we achieve our strategic vision of delivering lifelong learning to customers, leading to increased employability and work-related skills, as part of a wider ecosystem of delivery partners and stakeholders."

Graeme is a Vice Chair of the Task Force on Climate Related Financial Disclosures. He read for a BSc in Applied Chemistry from the University of Strathclyde and is a Chartered Accountant.

Commenting on his appointment, Graeme Pitkethly said: "This is an exciting opportunity to make a difference. Pearson is a purpose-driven company and a global leader in its field, with significant growth prospects ahead. My aim is to play a role in this growth story, helping Pearson enhance its consumer-facing business, building on its strong digital agenda and growing quickly in global markets."

Sherry has an MBA from Harvard Business School and has been awarded honorary doctorates from the University of Bristol, University of Manchester and the Open University. She was appointed Commander of the Order of the British Empire (CBE) for services to entrepreneurship in the New Year's Honours List 2013.

Commenting on her appointment, Sherry Coutu said: "I am passionate about education and across my career have worked to demonstrate how technology can better equip young people and professionals for the world of work. My capabilities are therefore closely aligned with Pearson and my experience in building high-growth, technology-enabled companies can help Pearson successfully navigate the shift to digital and secure sustainable growth."

There is no further information to be declared in accordance with LR 9.6.13.

***ENDS***

Notes to editors

Details of the full Pearson Board of Directors can be found at: https://www.pearson.com/about-us/board-of-directors.html.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 April 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary